
WELLPOINT

2001 ANNUAL REPORT

Vision is one thing.

ABOUT THIS REPORT

This annual report is designed to communicate one of WellPoint's key competitive advantages: We are so focused on meeting customer needs that we see ways to deliver value that others may not. Our approach means listening carefully, being innovative, implementing efficiently and, when appropriate, challenging conventional wisdom. You are invited to take a closer look at some of the ways we offer our customers and other key constituents real value.



We never take anything at face value.

Recognizing that one size does not fit all, the Company's products are designed to meet the differing needs of the following customer groups:

- **Large Group:** Large Group includes key accounts (51-250 employees), major accounts (251-2,000 employees), special accounts (2,001+ employees), and public entities that serve educational and public sector clients, as well as state sponsored programs such as Medicaid and Healthy Families.

- **Individual & Small Group:** These customer groups include members who purchase health insurance services as individuals or through employers of 50 or fewer employees.

- **Seniors:** Through four branded lines of business, WellPoint offers numerous Medicare supplemental plans. Blue Cross of California and Blue Cross and Blue Shield of Georgia also offer Medicare risk plans. Senior benefits and services include health and wellness programs, prescription discount programs and dental programs.

Note: All membership data is as of January 31, 2002, unless otherwise indicated.





VALUE FOR MEMBERS

The new consumerism in health care requires a nimble company structured to listen, anticipate and respond to changing member needs.





Customer Satisfaction

With a long-standing commitment to customer satisfaction, WellPoint's member surveys are important measures of the Company's performance. Results typically demonstrate a clear correlation between customer service initiatives and improved customer attitudes. While traditional survey tools identify levels of satisfaction, they provide few specifics for making meaningful improvements. This realization led to a complete overhaul of the Company's traditional customer satisfaction surveys in 2001.

After extensive computer-based market research, WellPoint researchers created new survey methodology designed to pinpoint specific behaviors that impact customer satisfaction levels. Members from market segments were surveyed, which led to the identification of 15 key areas of improvement and very specific direction on how to achieve greater customer satisfaction. For example, members expressed the desire for questions or issues to be solved easily and quickly, without the need for a follow-up telephone call to WellPoint. In response, the Company is focusing training initiatives and empowering associates to make decisions for performance improvement in this area.

In addition, a task force was formed in 2001 to create and develop an enterprise-wide customer satisfaction strategy. The group identified areas where improvement was needed in order to deliver the behaviors that were identified as critical to customer satisfaction. The redesigned survey and internal data gathering provide a clear roadmap to ensure that WellPoint is working on initiatives that deliver the greatest value to the member.

Value-Driven Pharmacy Benefits

Billions of dollars of direct-to-consumer advertising, double-digit increases in drug costs and an expanding demand for treatment options have significantly impacted the industry's ability to develop affordable, quality pharmacy benefit plans. WellPoint has undertaken a number of initiatives to preserve the affordability of pharmaceuticals and give members greater control of their health care.

WellPoint physician advisors identified generic drugs within a therapeutic class that are proven to be just as efficacious as branded drugs within the same class. WellPoint has distributed thousands of samples of the less expensive generic drugs directly to physicians, who in turn provide them to patients. In addition to free samples, members may also receive discount coupons, waiver of co-pays and other incentives to

Delivering Unique Value to Members

Consumers are taking an increasingly active role in their health care. They have greater access to health-related information and are using it to engage their physicians and other health care professionals in discussions about their care. Consumers also expect their health plan to be more responsive to evolving expectations. WellPoint is answering this new consumerism with a variety of product and service enhancements that add value and meet demand.

help them and their doctors identify the drug with the highest value. The goal is to stimulate discussion between members and their physicians as to which drug has the greatest efficacy and value. By promoting the benefits of higher value drugs with lower out-of-pocket costs, WellPoint is protecting affordable prescription medicine for all.

Convenient and Streamlined Transactions

Paying monthly bills with a credit card is becoming increasingly popular among consumers. In 2001, WellPoint acknowledged this trend by becoming one of the first health plans to give members the option of paying their health insurance premiums automatically with a credit card. By providing members with innovative payment options, the Company is addressing evolving customer needs while working to improve customer service, customer retention and ultimately billing efficiency.

In addition to providing a convenient payment method for members, internal processing has been streamlined and costs associated with cash and check handling have been reduced. The initiative also works to reduce billing errors and serves as a key customer service differentiator.

WellPoint has also developed the electronic capability to receive and disburse funds and associated data electronically with its business partners including doctors, hospitals, pharmacies, brokers and other health care professionals. This technology not only allows for the secure electronic exchange of funds and payment information, but also serves to protect and maintain the accuracy of WellPoint's transactions. In 2001, WellPoint was awarded the first corporate Quality Award from the National Automated Clearing House Association (NACHA) for the successful implementation of this initiative.

With rising medical costs, consumers today want more from their health plan. Greater access to a wider range of health professionals, greater value for their dollar and more convenient ways to pay for their health transactions are just a few examples. WellPoint is using advanced customer satisfaction measurement tools to keep track of evolving member expectations. By listening, anticipating and creating new services and products to meet evolving expectations, WellPoint will continue to deliver unique value to its members.

Through specific actions, a health plan must **encourage a mutual quest for quality** and affordability with the health care professionals in its networks.







Quality Incentives

WellPoint took an unprecedented step in 2001 when it announced plans to modify its incentive compensation arrangements for California medical groups to include a component that rewards physician groups for the delivery of quality health care and patient service. The Company is seeking to include a provision in medical group agreements that rewards physicians for improving the quality of care given to patients, using health outcomes and patient satisfaction information in a number of clinical and service categories. The quality measures, which are determined by each medical group, may include such items as patient satisfaction surveys, waiting times for appointments, number of complaints and grievances, peer and staff reviews, and patient turnover. In addition, the measurements also include physician performance in managing chronic diseases such as asthma, diabetes or hypertension and adherence to screening guidelines for breast, cervical and prostate cancer.

Through surveys among medical groups in California, WellPoint found that physicians who are rewarded for superior performance in clinical care and patient satisfaction are more satisfied with their work and better appreciated by their patients. WellPoint also is responding to marketplace and employer demand for more effective quality care and patient satisfaction measurement tables, in addition to traditional cost controls and utilization management. WellPoint's advances in physician bonus incentives demonstrate the Company's commitment to encouraging the delivery of quality health care and patient service by its physician groups.

Specialized Initiatives

Throughout 2001, WellPoint engaged in strategic initiatives with key health care professionals to encourage innovation in health care delivery for the benefit of members. WellPoint's collaboration with nonprofit Catholic Healthcare West (CHW) and a joint initiative with nonprofit California Health Alliance (CHA) illustrate how resources can be combined to enhance quality and create greater efficiency.

Delivering Unique Value to Health Care Professionals

As an organization committed to providing members with choice and access to affordable, quality health care, WellPoint recognizes the fundamental importance of health care professionals as business partners. WellPoint is dedicated to this partnership with health care professionals because, together, better outcomes in care delivery can be achieved, and ultimately, better member health.

The WellPoint/CHW initiative focuses on care coordination, patient safety and technology enhancements through:

- A collaborative effort to recruit and retain nurses at CHW facilities;
- The hiring of clinical pharmacists at CHW facilities to help ensure appropriate medication use among patients receiving care while reducing the risk of harmful drug interactions; and
- Enhancements to technology and related professional services to improve electronic claims and other data transmission for more efficient and accurate transactions.

WellPoint's initiative with CHA is designed to assist physicians in reducing administrative burdens and costs. Together, WellPoint and CHA are exploring new technologies while striving to enhance member wellness through education and promotion of the best clinical care practices.

EDI Initiatives

WellPoint's development of fast, reliable and affordable electronic data interchange (EDI) initiatives promotes the delivery of quality health care services and new efficiencies in communication with health care professionals. EDI contributes to health care affordability, improves information accuracy between health care participants, improves the quality of health care delivery and its supporting processes, and enhances information availability for members and health care professionals.

WellPoint's objective of reducing administrative burdens in the health care system is demonstrated through the Company's recently enhanced Provider Access web site. With new tools and functionality, physicians and hospitals have the ability to more closely track claims payments and status. Provider Access offers valuable coverage and payment information online. Health care professionals are able to view the same information that a service representative can supply over the phone, thereby saving time, eliminating paperwork and improving cash flow. In addition, the enhanced web resource instantly informs physician office staff about patient benefits and eligibility information and provides verification of payments for medical claims.

WellPoint is taking direct and quantifiable steps toward strengthening relationships with health care professionals through innovative payment practices, joint initiatives and improvements in technological efficiency. By building on successful partnership models in the health care community, WellPoint strives to enhance health plan transactions and improve health care service delivery.

Employers want a partner who will help them achieve success through the efficient delivery of affordable, quality products and services.





Online Enrollment System

One of the unique and innovative ways that WellPoint delivers value to its large group employer customers is through mybcclink.com, an online, real-time benefits service. Company-sponsored market research found that group administrators want more control over the insurance eligibility process. Traditionally, group administrators noted eligibility changes on forms that were mailed to Blue Cross of California, where Company associates keyed in the changes. This process led to a delay between the time a change was noted and the time it took effect.

Now, using mybcclink.com, group administrators can make changes that become effective immediately. This online system allows them to log on to a web site where they can add, change or delete employee eligibility records; order replacement identification cards; locate physicians, hospitals and other health care professionals in their network; view current and historical billing information; and conduct a number of other useful functions. In addition to inputting changes, group administrators can download eligibility data and create *ad hoc* reports. As soon as a group administrator makes a change via mybcclink.com and the data is successfully transmitted, the Blue Cross of California system is immediately updated, eliminating lag time.

Due to the success of this real-time benefits service in California, the Company has plans to offer a similar system to large group customers in other strategic geographies.

WellPoint Pharmacy Management℠

In 2001, WellPoint's wholly owned pharmacy benefit management (PBM) company ranked as the largest health plan-owned and the fourth largest PBM in the U.S. As of December 31, 2001, approximately 22 million members were from external clients, such as other health plans and smaller PBMs, while more than 10 million members were enrolled in a WellPoint medical plan. WellPoint's PBM provides many options for employer groups to choose from to meet their prescription drugs and benefits needs.

Delivering Unique Value to Employers

Employer groups come in many sizes, with many different needs. When seeking a health plan, some employers focus primarily on price, while others want to offer greater product choice to assist in employee recruitment and retention, while still others want administrative ease and flexibility. By developing products that meet the needs of different customer segments, WellPoint can anticipate and be responsive to these varying needs.

Large group customers select WellPoint's PBM for pharmacy benefit services for a number of reasons, including its agility in implementing pharmacy programs and initiatives, such as the adoption of generic drugs and utilization management programs. WellPoint's PBM also offers large group customers easy access to pharmacy and prescription drug information, enabling them to better monitor their own cost trends and utilization. In addition, a major benefit of WellPoint's PBM is its ability to integrate medical and pharmacy data. WellPoint's PBM also focuses on educating physicians and members about appropriate prescription drug use for better medical outcomes for members.

FlexScape℠ – Solutions for Small Businesses

In response to 2001 health care market trends and demands, WellPoint introduced FlexScape, an array of health coverage programs for small businesses. FlexScape offers small employers greater cost predictability through fixed premium contribution options while also providing employees with a full breadth of health plan choices.

With FlexScape's defined contribution feature, an employers' monthly contribution level is fixed at a certain dollar amount. Employees are responsible for any monthly premium amount in excess of their employer's contribution and can manage their share of costs by choosing the health care coverage that best fits their lifestyle, their budget and their family's needs. FlexScape offers a wide choice of affordable plans in the high, medium and low price range. FlexScape also includes products that help small business owners pay their employees' premiums on a pre-tax basis.

FlexScape provides small business owners with the kind of competitive and attractive health benefits package that helps recruit and retain top-notch employees. In addition, because of its affordability, cost predictability and employee empowerment options, FlexScape is a viable option for uninsured businesses or those contemplating dropping employee health care coverage due to rising costs.

Employers want a partner who will help them achieve success through the efficient delivery of affordable, quality products and services. Through ongoing market research, focus groups and communication with employers, WellPoint continues to design and offer innovative and easy-to-use products and services that meet the health care needs of employers and their employees. The Company offers products, such as FlexScape, that provide affordable, choice-based health benefits for employees of small businesses while also serving the specific needs of large employer groups.

WellPoint recognizes and invests in the vital role agents, brokers and consultants play in improving access to health insurance.





High Tech Tools

In today's fast-paced world, technology plays an increasingly important role in the success of most businesses. Because WellPoint recognizes consumers' desire for on-demand information and services, it created a series of high tech tools to assist agents, brokers and consultants in meeting their customers' expectations. These include:

- *AgentFinder* — a unique service that lets online insurance shoppers search for a local, independent insurance agent by simply typing in their zip code and selecting the type of product — individual, small group or senior.
- *AgentConnect* — allows independent agents, brokers and consultants to link from their web site to WellPoint's online sales tools and co-branded pages. Prospects can view rates and benefits, search for providers and submit electronic applications without leaving the agent's office.
- *AgentOnline* — provides agents, brokers and consultants with the resources to grow their business by providing discounted Internet access and web design services to establish a basic Internet presence.

Training and Support

WellPoint's multicultural and multilingual sales and support staff provide year-round training and support for agents and brokers to assist them in growing their businesses and more effectively serving the needs of their clients. More than 100 training seminars for agents and brokers are conducted each month across the country. Through professional and knowledgeable agents and brokers, WellPoint strives to increase customer value by helping members become more aware of their health care needs and options.

Delivering Unique Value to Agents and Brokers

While many health insurers are eliminating or diminishing the role of agents, brokers and consultants, WellPoint sees things differently. WellPoint believes these insurance professionals provide added value to customers, helping them navigate a complex maze of products, options and pricing. The lifelong relationship WellPoint strives to develop with customers is best achieved through these independent insurance professionals who know the customers' changing health care needs.

WellPoint's annual Agent Sales Expo specifically demonstrates the Company's ongoing commitment to agents and brokers by providing unique tools to empower and enable them to better respond to the needs of today's consumer. The event is a gathering of more than 2,000 agents and brokers, insurance professionals and WellPoint leaders from around the country. In addition to educating these distribution partners, Agent Sales Expo serves to strengthen relationships between WellPoint and independent agents. It is the largest educational forum produced by a health insurance company, offering resources such as continuing education courses, breakout sessions and presentations by cutting-edge trainers and nationally recognized speakers.

Response to Marketplace Trends

WellPoint's products, services and value-added tools give agents and brokers a competitive edge for cultivating customer satisfaction and loyalty. Through WellPoint's broad spectrum of products, agents and brokers can more readily meet the needs of their clients. These products include medical, dental, vision, mental health, life and disability, long term care, utilization management, flexible spending accounts, COBRA administration, and Medicare risk and supplemental plans.

In addition to competitive product offerings, WellPoint is addressing increasing consumer demand for more involvement in their health care decisions. WellPoint's Blue Cross of California PPO members can now use the web to access the information they need to more effectively and responsibly participate in the management of their care. Members can access an integrated online medical encyclopedia, research hospitals to determine which best meets their personal preferences, and communicate with others in their community with similar health experiences.

As health care costs continue to rise and consumers demand more from their health plans, agents and brokers play an increasingly important role as educator. The agents and brokers representing WellPoint assist members and employers by providing them with the information they need to make better decisions. WellPoint is committed to providing agents, brokers and consultants with the tools they need to succeed.

Health insurers have an expanded and critical role in strengthening the communities they serve.





Enduring Legacies

Through the creation and funding of charitable foundations, WellPoint has ensured an enduring legacy that will benefit the communities it serves for generations to come. In 1996, when WellPoint and Blue Cross of California were recapitalized and merged into a single stockholder-owned company, two independent foundations were endowed, creating California's second largest charitable foundation. Assets today are valued at more than $4 billion. In addition, the Company's acquisition of Blue Cross and Blue Shield of Georgia in March 2001 resulted in a $114 million endowment for a local charitable foundation. The value of the transaction significantly increased the endowment for the Healthcare Georgia Foundation whose purpose is to improve health care for all Georgians.

WellPoint's merger with RightCHOICE Managed Care, Inc. in January 2002 brought the assets of The Missouri Foundation for Health to nearly $1 billion. The foundation will use this money to strengthen health care within the state of Missouri.

Community Resource Centers

WellPoint's Blue Cross of California subsidiary is the largest health plan provider of state managed programs in California with more than 735,000 Medi-Cal (Medicaid) members and more than 205,000 children in the Healthy Families Program. Other California state sponsored programs include Access for Infants and Mothers (AIM) and the Major Risk Medical Insurance Program (MRMIP).

WellPoint believes understanding the impact that cultural differences have in delivering health care is essential in order to improve access to quality health care. By sponsoring community resource centers with multilingual and multicultural outreach specialists, WellPoint assists members in state sponsored programs in bridging the gap to better care through more appropriate utilization of health care services. The Company's efforts to reach underserved communities is supported by the use of interpreters and the development and dissemination of translated written materials.

WellPoint's success in responding to diverse communities is a direct result of actively determining members' unique needs and then creating innovative solutions. These solutions have included culturally and linguistically appropriate programs,

Delivering Unique Value to the Communities WellPoint Serves

As part of its ongoing commitment to expanding access to affordable, quality health care, WellPoint works with organizations and institutions in the communities it serves. Through these community activities, WellPoint is striving to improve the health and well-being of individuals, while also promoting informed health care decisions and fostering improvements in the health care delivery system, particularly to the underserved.

preventive health services, and well child and prenatal care programs. Member satisfaction, retention and growth in WellPoint's state sponsored programs division has been positively impacted by the Company's outreach programs.

Fuel for Local Economies

WellPoint's commitment to the development of communities starts at home with its associates. WellPoint offers its 16,000 associates nationwide unparalleled opportunities for personal and professional growth in an environment where individuals can make key contributions to the Company's success. Associates are committed to improving accessibility to and the affordability of health care services and coverage. They support programs that improve the health status and quality of care for members and the public. This underlying commitment was noted by Fortune magazine, when it named WellPoint the "Most Admired Health Care Company" for an unprecedented fourth consecutive year in 2002. In addition to having the highest overall score in its industry, WellPoint was the highest-ranking health care company in all eight reputation categories: social responsibility, innovation, financial soundness, employee talent, use of corporate assets, long-term investment value, quality of management, and quality of products and services.

WellPoint also is committed to strengthening local economies by responding to health care market trends and demands. The Company has designed a variety of innovative products to assist employers with recruiting and retaining quality employees. Recognizing WellPoint as an exemplary supporter of business health and vitality, the Los Angeles Chapter of the National Association of Women Business Owners named WellPoint its 2001 Corporate Partner of the Year.

In 2001, in an effort to continue doing its part to see that Americans have access to affordable and quality health care, WellPoint petitioned a Food and Drug Administration (FDA) advisory panel to move Claritin, Allegra and Zyrtec to over-the-counter status. WellPoint argued that prescription status of these antihistamines places a burden on the health care system's ability to provide prescription drug coverage at affordable prices. An FDA scientific advisory panel overwhelmingly agreed with WellPoint's assertion that these drugs do not meet the FDA criteria for prescription status. The FDA is expected to make a formal ruling in 2002.

WellPoint is committed to developing programs and services that strengthen the communities in which it serves. As a socially responsible organization, WellPoint continues to seek out opportunities to become a trusted partner within the community. A key initiative underway in 2002 addresses the unique needs of parents by providing the additional education and tools they need to help raise healthy children.

PLEASE NOTE

YOU WILL NOT NEED YOUR DECODER LENS
FOR THE DURATION OF THIS REPORT.

These facts and figures speak for themselves.

The WellPoint Family of Companies

WellPoint is one of the nation's largest publicly traded health care companies serving the needs of more than 12 million medical and 40 million specialty members. WellPoint serves its customers in California through Blue Cross of California*, in Georgia through Blue Cross and Blue Shield of Georgia*, in Missouri through Blue Cross and Blue Shield of Missouri* and throughout various parts of the country as UNICARE Life & Health Insurance Company and HealthLink.

WellPoint was formed in 1992 to operate Blue Cross of California's managed care business. In 1996, WellPoint and Blue Cross of California merged into a single stockholder-owned company, WellPoint Health Networks Inc. (NYSE:WLP). In 1996, WellPoint acquired the group life and health division of Massachusetts Mutual Life Insurance Company* and the group health and related life businesses of John Hancock Mutual Life Insurance Company® in 1997.

Year 2000 acquisitions included Rush Prudential Health Plans of Illinois and PrecisionRx, a mail service pharmacy fulfillment center in Texas. Cerulean Companies, Inc. — parent company of Blue Cross and Blue Shield of Georgia — the largest health care insurance entity in Georgia, became part of the WellPoint family of companies in March of 2001. WellPoint's most recent acquisition in January 2002 was RightCHOICE Managed Care, Inc., the largest provider of health care benefits in Missouri. RightCHOICE was the parent company of Blue Cross and Blue Shield of Missouri and HealthLink, a subsidiary that provides network rental, administrative services, workers' compensation and other non-underwritten health benefit programs in Missouri and six neighboring states.

The WellPoint family of companies employs over 16,000 full-time associates in more than 80 offices in key regions of the country.

www.wellpoint.com

BLUE CROSS AND BLUE SHIELD OF GEORGIA
An operating subsidiary of WellPoint, Blue Cross and Blue Shield of Georgia serves approximately 2.1 million medical members and is the oldest and largest health benefits company in Georgia.

www.bcbsga.com

BLUE CROSS OF CALIFORNIA
Blue Cross of California has been serving the health care needs of Californians since 1937. As the California operating subsidiary of WellPoint, Blue Cross of California, together with its branded affiliates, provides health care services to 6.6 million medical members.

www.bluecrossca.com

BLUE CROSS AND BLUE SHIELD OF MISSOURI
An operating subsidiary of WellPoint, Blue Cross and Blue Shield of Missouri serves approximately 1.2 million medical members and is the largest provider of health care benefits in Missouri.

www.bcbsmo.com

UNICARE
Serving 1.8 million medical members, UNICARE Life & Health Insurance Company is WellPoint's national organization dedicated to the delivery of quality health care plans and products throughout the United States since 1996.

www.unicare.com

HEALTHLINK
Serving 1.2 million medical members, HealthLink, WellPoint's operating subsidiary, provides network rental, administrative services, workers' compensation and other non-underwritten health benefit programs in Missouri and six neighboring states.

www.healthlink.com

To Our Stockholders:

WellPoint's continued success in meeting customer needs was reflected in membership growth and outstanding operational and financial performance in 2001.

Despite a changing economy and volatile capital markets, WellPoint's results were consistent and strong. This is especially important for our customers who count on us to finance their health care — they feel more secure with a company that is operationally stable and financially sound.

As a result of continued sales growth in our key geographic markets and the addition of Blue Cross and Blue Shield of Georgia (BCBSGA), WellPoint's medical membership grew to 10.1 million by the end of 2001 compared with 7.9 million at the end of 2000. With the addition of Blue Cross and Blue Shield of Missouri and HealthLink on January 31, 2002 as a result of the RightCHOICE Managed Care, Inc. merger, WellPoint is now the fourth largest health plan in the United States with more than 12 million medical members.

Our membership growth and focus on operational control led to excellent financial results:

- Revenues were $12.4 billion, an increase of 34.7 percent from 2000.
- Total assets at the end of 2001 amounted to $7.5 billion — up 35.7 percent over the prior year.
- Cash and investments increased $1.2 billion during 2001 to approximately $5 billion.
- Earnings per share assuming full dilution were $3.15 on a post-stock split basis, an increase of 19.3 percent from 2000.

WellPoint's stock price increased modestly in 2001, but showed good performance relative to the overall market and the health insurance industry. While WellPoint stock increased approximately one percent, the S&P 500 index declined 13 percent and the Morgan Stanley HMO index declined 9 percent.

Over the longer term, we have created significant value for our stockholders by focusing on the needs of our customers. WellPoint stock has appreciated 240 percent in the five-year period ended December 31, 2001, compared to a 55 percent increase in the S&P 500. This appreciation exceeds the performance of all other health care companies in the S&P 500 index and many of the nation's leading and most-admired companies. We believe there is opportunity for additional appreciation given WellPoint's growth prospects.

Delivering Value

Increasing stockholder value is a byproduct of generating value for our customers. Meeting and anticipating customer needs is what drives value. During 2001, WellPoint launched major initiatives to support the Company's key constituents and enhance the quality of service and care provided.

We introduced products and services in our business segments that demonstrate our ability to understand customer preferences and enhance our competitive advantage. These included innovative products that help individuals and small groups mitigate rising medical costs by offering more choices that combine cost savings, multiple price points and benefit management. We also developed creative new products in the specialty area, launched products for underserved segments, such as Native Americans, and expanded our Medicaid program in selected markets across the country.



Leonard D. Schaeffer
CHAIRMAN AND CHIEF EXECUTIVE OFFICER


28.9%
2001
10,147,000
2000
7,869,000
MEDICAL MEMBERSHIP

WellPoint enhanced electronic connectivity to improve service for customers in 2001. For example, members can automatically pay premiums with a credit card using member self-service options on our health plan web sites; more large employers can conduct open enrollment on-line; and physicians can improve efficiency in member service and simplify administrative tasks using our Provider Access web site.

In 2001, WellPoint received national recognition for revising medical group bonus pools in California to place greater emphasis on quality and service improvements. Using specific measurement tools, our initiative focuses on medical group efforts to enhance medical outcomes and improve patient satisfaction.

We also created joint strategic initiatives with several major California hospital systems in 2001. These initiatives promote quality, accessible and affordable care through a variety of efforts, such as the adoption of evidence-based clinical guidelines, the enhancement of patient safety through coordinated pharmacy care and the expansion of electronic submission of claims and medical records.

WellPoint's efforts to improve the health care system were further supported in 2001 with our Food and Drug Administration (FDA) petition to move three non-sedating prescription antihistamines to over-the-counter status. An FDA scientific advisory panel overwhelmingly agreed with our proposal. This initiative shows we are willing to challenge conventional wisdom to improve the affordability of health care and eliminate unnecessary costs from the system. In 2002, the manufacturer of Claritin announced plans to switch the medicine to an over-the-counter drug, in response to regulatory and competitive pressures.

In addition, as part of meeting our social responsibility to the communities we serve, we assisted in the completion of the monetization of WellPoint stock owned by the California Healthcare Foundation. WellPoint also helped fund a $114 million charitable foundation in Georgia as part of the BCBSGA transaction. In early 2002, we completed the RightCHOICE merger, which increased the value of The Missouri Foundation for Health's endowment to nearly $1 billion. In total, the conversions of our Blue-licensed health plans have contributed over $5 billion to local charities in the communities we serve. The Company also contributed to the September 11th Fund through the WellPoint Foundation. The WellPoint Foundation, established in 2000, also promotes health and well-being in the communities where we operate.

By providing real value to our members and other key constituents, we serve an important role in the health care industry and our market-based economy. Additional examples of our value-added efforts are described in this annual report.


34.7%
2001
$12,429,000
2000
$9,229,000
REVENUES
(IN THOUSANDS)


19.3%
2001
$3.15
2000
$2.64
EARNINGS PER SHARE
ASSUMING FULL DILUTION

Regional Growth

During 2001, we closed one transaction and signed definitive agreements for two others, making significant progress in implementing our strategy of regional growth in targeted markets. This is the strategy we have articulated over the last five years — we believe health care is locally delivered and locally consumed. A strong market position in a specific geographic area helps us better understand local customer needs, track and manage cost trends with greater precision and more efficiently conduct marketing and administration functions.

Blue Cross and Blue Shield of Georgia became part of the WellPoint family of companies in March 2001. Through excellent planning, a coordinated and effective integration effort, and the hard work of our associates, the Georgia business has shown excellent operational and financial results.

Looking forward, we see attractive growth opportunities in Georgia with our best-in-class reputation for service, new product introductions, enhanced sales distribution and improved national accounts capability.

WellPoint also signed a definitive agreement to merge with RightCHOICE Managed Care, Inc. in October 2001 and closed the transaction at the end of January 2002. This merger gives us strong market share in Missouri through Blue Cross and Blue Shield of Missouri and growth potential throughout the central United States with HealthLink and our UNICARE brand. In addition, we gained an outstanding management team and a substantial amount of self-funded, non-risk business that further diversifies our product portfolio.

In November 2001, we entered into an agreement to acquire CareFirst, Inc., which operates as the Blue plan in Maryland, Delaware and Washington, D.C. This transaction will require at least 18 months to close because CareFirst must first convert to for-profit status. There will be considerable debate surrounding CareFirst's conversion effort. Ultimately, regulators and legislators in CareFirst's jurisdictions will decide how best to proceed on behalf of their citizens. WellPoint brings to the process an outstanding track record of providing valued services and products for members and funding charitable foundations for community benefit in California, Georgia and Missouri.

Our strategy of regional expansion has significantly increased our geographic and product diversity. With Blue Cross and Blue Shield of Georgia and RightCHOICE, WellPoint now has:

- Less than half of total medical membership in California (down from 100 percent six years ago).
- About 65 percent of members in open-access, PPO-based plans.
- Over 39 percent of members enrolled in self-funded, non-risk products.

A Bright Future

WellPoint clearly operates in a growth industry. Total spending by Americans on health care is expected to increase by 85 percent to more than $2.6 trillion in 2010. The drivers of this growth are well known: the demographics of the aging Baby Boomers, medical technology breakthroughs in many areas including genetic/molecular science and an expanding array of health care services consumers want covered.

We will continue to grow in this environment as we help our members finance their health care needs.

The health insurance industry also is consolidating as some companies assess whether they can compete effectively over the long term. This creates attractive acquisition opportunities similar to the ones we completed or announced last year.

Improving operational and administrative efficiency is another area of great promise for our industry and for WellPoint. We are continually looking for creative ways to use technology to assist our members in improving their health and reducing the cost of health care transactions. For example, we are encouraging the two thirds of our diabetic members who are not currently enrolled in the Company's diabetes health quality program to join. Enrollment could have a measurable, positive impact on the quality of their lives while reducing costs to the system.

Additionally, in 2002, WellPoint began offering more than 3.7 million Blue Cross of California PPO health plan members access to quality and medical outcome data for network hospitals. Through Subimo, a company that provides web-enabled health care decision support tools and information, members can securely and privately navigate through relevant information on their health condition or upcoming medical procedures. They also can research and determine which hospitals best meet their personal preferences.

Although the Health Insurance Portability and Accountability Act (HIPAA) is mandating a common electronic claims submission platform by late 2003, WellPoint has long recognized the value of non-paper claims transactions. We have been processing claims electronically since the mid-1980s. At a fraction of the cost of a paper claim, electronic claims submission also speeds payment and improves efficiency. Currently, over half of our physician and hospital claims are processed electronically. We look forward to working closely with our physician and hospital partners as they adapt electronic claims processing to meet HIPAA requirements.

Our success this year, as has been in the past, reflects the guidance and support of our Board and the dedication and effectiveness of our associates. I would like to thank Stephen L. Davenport, who is leaving the Board this April, for his seven years of outstanding service to our Company. I would like to welcome new Board members Warren Y. Jobe and William H. T. Bush who join us from Georgia and Missouri, respectively.

With the leadership of WellPoint's Board of Directors and the excellence of our dedicated associates, we expect to capitalize on the opportunities before us, continue to provide value to our constituents and build an even stronger Company in the years ahead.

Leonard D. Schaeffer
Chairman and Chief Executive Officer
March 2002

Board of Directors



W. Toliver Besson *(standing third from left)*
Chair, Nominating & Governance Committee; Member, Audit Committee
Partner,
Paul, Hastings, Janofsky & Walker

Roger E. Birk *(standing second from left)*
Chair, Audit Committee
Former Chairman and
Chief Executive Officer,
Merrill Lynch, Pierce,
Fenner & Smith Incorporated

Sheila P. Burke *(seated right)*
Member, Audit and
Compensation Committees
Undersecretary for American
Museums & National Programs
Smithsonian Institution

William H. T. Bush *(seated left)*
Member, Audit Committee
Chairman,
Bush O'Donnell & Company, Inc.

Stephen L. Davenport *(standing far left)*
Member, Compensation and Nominating
& Governance Committees
Former President,
D/A Financial Group

Julie A. Hill *(standing center)*
Chair, Compensation Committee;
Member, Nominating &
Governance Committee
Owner,
The Hill Companies

Warren Y. Jobe *(standing third from right)*
Member, Audit and Nominating
& Governance Committees
Former Senior Vice President,
Southern Company

Elizabeth A. Sanders *(standing second from right)*
Member, Compensation and Nominating
& Governance Committees
Principal,
The Sanders Partnership

Leonard D. Schaeffer *(standing far right)*
Chairman and Chief Executive Officer
WellPoint Health Networks Inc.

Company Milestones

'02

January

- WellPoint completed its merger with RightCHOICE Managed Care, Inc.
- WellPoint named to Forbes magazine's Platinum List for the third year in a row. The Company is listed as the best performing corporation in health care insurance.

February

- WellPoint's Board of Directors approved a two-for-one split of the Company's common stock with the form of a 100 percent stock dividend.

March

- WellPoint named FORTUNE magazine's Most Admired Health Care Company for the fourth year in a row. The Company ranked number one in all eight reputation categories.
- WellPoint named to "BusinessWeek 50" ranking of the nation's best-performing large public corporations.

'01

January

- Leonard D. Schaeffer, Chairman & CEO of WellPoint, was named one of the top 25 managers of 2000 by BusinessWeek magazine.
- WellPoint named to Forbes magazine's Platinum List for the second year in a row.

February

- WellPoint named FORTUNE magazine's most admired health care company for the third consecutive year.

March

- WellPoint completed the acquisition of Cerulean Companies, Inc., the parent of Blue Cross and Blue Shield of Georgia (BCBSGA).

May

- An FDA Advisory Panel overwhelmingly supported WellPoint's petition to switch Claritin, Allegra and Zyrtec from prescription to over-the-counter status.
- Leonard D. Schaeffer named as one of America's best CEOs for the third year in a row by Worth magazine.

October

- WellPoint and RightCHOICE Managed Care, Inc. jointly announced a definitive agreement to merge.

November

- WellPoint and CareFirst BlueCross BlueShield jointly announced a definitive agreement to merge.

Financial Highlights

(In thousands, except per share data and membership)

	Year Ended and as of December 31, 2001	2000	1999	1998	1997
Consolidated Operating Results[A]					
Revenues	$12,428,647	$ 9,228,958	$ 7,485,427	$ 6,478,350	$ 5,642,238
Income from continuing operations before extraordinary gain and cumulative effect of accounting change	414,746	342,287	297,211	319,548	229,437
Net Income	414,746	342,287	278,544	231,280	227,409
Per share data[B]					
Income from continuing operations before extraordinary gain and cumulative effect of accounting change:					
Earnings Per Share	$ 3.27	$ 2.74	$ 2.25	$ 2.31[C]	$ 1.67[D]
Earnings Per Share Assuming Full Dilution	$ 3.15	$ 2.64	$ 2.19	$ 2.28[C]	$ 1.65[D]
Net Income					
Earnings Per Share	$ 3.27	$ 2.74	$ 2.11	$ 1.67[C]	$ 1.65[D]
Earnings Per Share Assuming Full Dilution	$ 3.15	$ 2.64	$ 2.05	$ 1.65[C]	$ 1.64[D]
Consolidated Financial Position[A]					
Total assets	$ 7,472,133	$ 5,504,706	$ 4,593,234	$ 4,225,834	$ 4,234,124
Total liabilities	5,339,554	3,860,289	3,280,534	2,910,611	3,010,955
Total stockholders' equity	2,132,579	1,644,417	1,312,700	1,315,223	1,223,169
Membership					
Medical	10,147,000[H]	7,869,000	7,300,000	6,892,000	6,638,000
Pharmacy	32,755,000	29,039,000	21,980,000[E]	15,003,000	12,290,000
Dental	2,630,000	2,246,000	2,453,000	3,149,000	3,183,000
Utilization management	1,735,000	2,103,000	2,665,000	2,908,000	2,751,000
Life	2,310,000	2,020,000	2,125,000	2,156,000	1,758,000
Disability	541,000	569,000	598,000	779,000	1,126,000
Behavioral health	5,144,000	4,353,000[G]	2,157,000[F]	744,000	721,000

(A) Financial information for 1997 has been restated to include the Company's workers' compensation business (which was sold in 1998) as a discontinued operation.

(B) Per share data for each period presented reflects the two-for-one stock split which occurred March 15, 2002.

(C) Per share data for 1998 includes a charge of $0.21 per basic and diluted share related to the Company's investment in FPA Medical Management, Inc. and income of $0.62 per basic and $0.61 per diluted share related to the Company's favorable IRS ruling regarding the deductibility of a cash payment made by the Company's former parent company at the time of its May 1996 Recapitalization.

(D) Per share data includes nonrecurring costs of $0.06 per basic and diluted share for 1997.

(E) Effective January 1, 1999, WellPoint revised its methodology of counting pharmacy members. As a result of this revision, pharmacy members for whom WellPoint provides claims processing services are now counted separately from pharmacy members for whom WellPoint provides clinical management services.

(F) The increase in behavioral health membership is due to approximately 1.4 million additional California large employer group and certain state-sponsored program members whose behavioral health benefits were formerly not counted separately from medical benefits.

(G) Behavioral health membership as of December 31, 2000 reflects an addition of approximately 1.6 million members over December 31, 1999 due to the mental health parity requirements in the State of California, which became effective in the third quarter of 2000.

(H) The increase in medical membership was the result of continued sales growth and the acquisition on March 15, 2001 of Blue Cross and Blue Shield of Georgia, which added approximately 1.9 million members.

REVENUES
Amt. (in billions)



5.6
6.5
7.5
9.2
12.4
1997
1998
1999
2000
2001

NET INCOME
Amt. (in millions)



227.4
231.3
278.5
342.3
414.7
1997
1998
1999
2000
2001

MEDICAL MEMBERSHIP
Amt. (in millions)



6.6
6.9
7.3
7.9
10.1
1997
1998
1999
2000
2001

Report of Independent Accountants

To the Stockholders and Board of Directors WellPoint Health Networks Inc.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of WellPoint Health Networks Inc. as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in the Annual Report on Form 10-K (which statements are not presented herein); and in our report dated January 31, 2002, except Note 3 as to which the date is March 15, 2002, and Note 22 as to which the date is March 18, 2002, we expressed an unqualified opinion on those consolidated financial statements, which included an explanatory paragraph that effective January 1, 1999, the Company changed its method of accounting for start-up costs related to the Company's providers and sales network development costs. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2000, and the related condensed consolidated income statements and condensed consolidated statements of changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Los Angeles, California
January 31, 2002, except Note 3 as to which the date is March 15, 2002, and Note 22 as to which the date is March 18, 2002.

Responsibility for Financial Statements

To the Stockholders of WellPoint Health Networks Inc.

The Company's management is responsible for the integrity and objectivity of the financial information contained in this annual report.

Management maintains and is responsible for systems of internal accounting controls to provide reasonable assurance of the integrity and reliability of the financial statements, safeguarding of assets and that transactions are executed in accordance with management's authorization and are accurately reflected in the books and records of the Company. The Company maintains an extensive internal auditing program that independently assesses the effectiveness of these internal controls with written reports and recommendations issued to the appropriate levels of management. Management believes that the existing systems of internal controls are achieving the objectives discussed herein.

WellPoint's Audit Committee of the Board of Directors is responsible for reviewing the Company's financial reporting, accounting and internal control practices and recommending the selection of independent auditors. The Company's internal and independent auditors have full and free access to the Audit Committee and meet with it to discuss all appropriate matters.

Kenneth C. Zurek

Kenneth C. Zurek
Senior Vice President,
Controller & Taxation
WellPoint Health Networks Inc.

January 31, 2002

Condensed Consolidated Balance Sheets

(In thousands, except share data)	*December 31,* 2001	2000
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$1,028,476	$ 566,889
Investment securities, at market value	3,832,982	3,096,350
Receivables, net	841,722	699,868
Deferred tax assets, net	79,063	77,757
Other current assets	90,398	59,545
Total Current Assets	5,872,641	4,500,409
Property and equipment, net	222,080	151,031
Intangible assets, net	430,488	165,164
Goodwill, net	661,346	418,120
Long-term investments, at market value	124,611	116,811
Deferred tax assets, net	54,486	92,982
Other non-current assets	106,481	60,189
Total Assets	$7,472,133	$5,504,706
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Medical claims payable	$1,934,620	$1,566,569
Reserves for future policy benefits	62,739	58,085
Unearned premiums	332,813	232,132
Accounts payable and accrued expenses	783,026	513,637
Experience rated and other refunds	255,570	249,725
Income taxes payable	64,654	53,898
Other current liabilities	632,383	398,867
Total Current Liabilities	4,065,805	3,072,913
Accrued postretirement benefits	94,124	71,510
Reserves for future policy benefits, non-current	222,406	267,552
Long-term debt	837,957	400,855
Other non-current liabilities	119,262	47,459
Total Liabilities	5,339,554	3,860,289
STOCKHOLDERS' EQUITY:		
Preferred Stock — $0.01 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common Stock — $0.01 par value, 300,000,000 shares authorized, 71,390,971 issued at December 31, 2001 and 2000	714	714
Treasury Stock, at cost, 7,474,305 and 8,566,399 shares at December 31, 2001 and 2000, respectively	(465,805)	(536,524)
Additional paid-in capital	1,002,193	983,028
Retained earnings	1,548,941	1,145,464
Accumulated other comprehensive income	46,536	51,735
Total Stockholders' Equity	2,132,579	1,644,417
Total Liabilities and Stockholders' Equity	$7,472,133	$5,504,706

Note: On March 15, 2002, WellPoint effected a two-for-one split of the Company's Common Stock. The stock split was in the form of a stock dividend of one additional share of WellPoint stock for each share held. Share and per share data for all periods presented herein have been adjusted to give effect to the stock split. Except for the Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Changes in Stockholders' Equity and as noted otherwise: all per share, weighted average share amounts and other share related numbers have been restated retroactively to reflect this stock split.

Condensed Consolidated Income Statements

(In thousands, except earnings per share)	*Year Ended December 31,* 2001	2000	1999
REVENUES:			
Premium revenue	$11,577,170	$ 8,583,663	$ 6,896,857
Management services and other revenue	609,693	451,847	429,336
Investment income	241,784	193,448	159,234
	12,428,647	9,228,958	7,485,427
OPERATING EXPENSES:			
Health care services and other benefits	9,436,264	6,935,398	5,533,068
Selling expense	502,571	394,217	328,619
General and administrative expense	1,666,587	1,265,155	1,075,449
	11,605,422	8,594,770	6,937,136
Operating Income	823,225	634,188	548,291
Interest expense	49,929	23,978	20,178
Other expense, net	74,714	45,897	40,792
Income before Provision for Income Taxes, Extraordinary Gain and Cumulative Effect of Accounting Change	698,582	564,313	487,321
Provision for income taxes	283,836	222,026	190,110
Income before Extraordinary Gain and Cumulative Effect of Accounting Change	414,746	342,287	297,211
Extraordinary Gain from Early Extinguishment of Debt, net of tax	—	—	1,891
Cumulative Effect of Accounting Change, net of tax	—	—	(20,558)
Net Income	$ 414,746	$ 342,287	$ 278,544
EARNINGS PER SHARE:			
Income before Extraordinary Gain and Cumulative Effect of Accounting Change	$ 3.27	$ 2.74	$ 2.25
Extraordinary Gain from Early Extinguishment of Debt, net of tax	—	—	0.02
Cumulative Effect of Accounting Change, net of tax	—	—	(0.16)
Net Income	$ 3.27	$ 2.74	$ 2.11
EARNINGS PER SHARE ASSUMING FULL DILUTION:			
Income before Extraordinary Gain and Cumulative Effect of Accounting Change	$ 3.15	$ 2.64	$ 2.19
Extraordinary Gain from Early Extinguishment of Debt, net of tax	—	—	0.01
Cumulative Effect of Accounting Change, net of tax	—	—	(0.15)
Net Income	$ 3.15	$ 2.64	$ 2.05

Note: On March 15, 2002, WellPoint effected a two-for-one split of the Company's Common Stock. The stock split was in the form of a stock dividend of one additional share of WellPoint stock for each share held. Share and per share data for all periods presented herein have been adjusted to give effect to the stock split. Except for the Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Changes in Stockholders' Equity and as noted otherwise; all per share, weighted average share amounts and other share related numbers have been restated retroactively to reflect this stock split.

Condensed Consolidated Statements of Changes in Stockholders' Equity

(In thousands)	Preferred Stock	Common Stock Issued Shares	Common Stock Issued Amount	Common Stock In Treasury Shares	Common Stock In Treasury Amount
Balance as of January 1, 1999	$ —	70,621	$ 706	3,502	$(193,435)
Stock grants to employees and directors		75	1	(4)	172
Stock issued for employee stock option and stock purchase plans		695	7	(66)	3,616
Stock repurchased, at cost				4,333	(291,684)
Net losses from treasury stock reissued					
Comprehensive income (loss)					
Net income					
Other comprehensive income, net of tax					
Change in unrealized valuation adjustment on investment securities, net of reclassification adjustment					
Foreign currency adjustments, net of tax					
Total comprehensive income (loss)					
Balance as of December 31, 1999	—	71,391	714	7,765	(481,331)
Stock grants to employees and directors				(15)	1,013
Stock issued for employee stock option and stock purchase plans				(1,668)	118,396
Stock repurchased, at cost				2,484	(174,602)
Net losses from treasury stock reissued					
Comprehensive income					
Net income					
Other comprehensive income, net of tax					
Change in unrealized valuation adjustment on investment securities, net of reclassification adjustment					
Foreign currency adjustments, net of tax					
Total comprehensive income					
Balance as of December 31, 2000	—	71,391	714	8,566	(536,524)
Stock grants to employees and directors				(14)	886
Stock issued for employee stock option and stock purchase plans				(1,153)	77,266
Stock repurchased, at cost				75	(7,433)
Net losses from treasury stock reissued					
Comprehensive income (loss)					
Net income					
Other comprehensive income, net of tax					
Change in unrealized valuation adjustment on investment securities, net of reclassification adjustment					
Foreign currency adjustments, net of tax					
Minimum pension liability adjustment, net of tax					
Total comprehensive income (loss)					
Balance as of December 31, 2001	$ —	71,391	$ 714	7,474	$(465,805)

Note: On March 15, 2002, WellPoint effected a two-for-one split of the Company's Common Stock. The stock split was in the form of a stock dividend of one additional share of WellPoint stock for each share held. Share and per share data for all periods presented herein have been adjusted to give effect to the stock split. Except for the Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Changes in Stockholders' Equity and as noted otherwise; all per share, weighted average share amounts and other share related numbers have been restated retroactively to reflect this stock split.

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
$ 921,747	$ 576,598	$ 9,607	$ 1,315,223
3,051			3,224
30,218			33,841
			(291,684)
	(500)		(500)
	278,544		278,544
		(26,179)	(26,179)
		231	231
	278,544	(25,948)	252,596
955,016	854,642	(16,341)	1,312,700
			1,013
28,012			146,408
			(174,602)
	(51,465)		(51,465)
	342,287		342,287
		68,045	68,045
		31	31
	342,287	68,076	410,363
983,028	1,145,464	51,735	1,644,417
			886
19,165			96,431
			(7,433)
	(11,269)		(11,269)
	414,746		414,746
		17,569	17,569
		(262)	(262)
		(22,506)	(22,506)
	414,746	(5,199)	409,547
$1,002,193	$1,548,941	$ 46,536	$ 2,132,579

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income before extraordinary gain and cumulative effect of accounting change	$ 414,746	$ 342,287	$ 297,211
Adjustments to reconcile income before extraordinary gain and cumulative effect of accounting change to net cash provided by operating activities:			
Depreciation and amortization, net of accretion	110,157	75,402	68,767
Loss on sales of assets, net	13,283	24,170	31,898
Provision (benefit) for deferred income taxes	15,915	(61,188)	41,087
Amortization of deferred gain on sale of building	(4,426)	(4,426)	(4,426)
Accretion of interest on zero coupon convertible subordinated debentures and 6 3/8% Notes	3,128	2,971	1,465
(Increase) decrease in certain assets:			
Receivables, net	18,365	(162,375)	(29,263)
Income taxes recoverable	—	—	191,079
Other current assets	(20,892)	1,829	(26,169)
Other non-current assets	(9,126)	(5,324)	(8,451)
Increase (decrease) in certain liabilities:			
Medical claims payable	109,676	367,189	195,681
Reserves for future policy benefits	(48,307)	(23,424)	(25,019)
Unearned premiums	66,812	1,460	15,349
Accounts payable and accrued expenses	94,663	61,856	107,086
Experience rated and other refunds	2,315	26,659	(26,619)
Income taxes payable	(32,256)	(30,070)	—
Other current liabilities	81,199	20,692	(5,227)
Accrued postretirement benefits	3,047	2,607	1,845
Other non-current liabilities	(12,135)	7,634	3,064
Net cash provided by operating activities	806,164	647,949	829,358
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investments purchased	(4,914,118)	(3,427,465)	(3,456,317)
Proceeds from investments sold	4,628,088	2,979,906	2,892,802
Proceeds from investments matured	74,972	86,412	83,404
Property and equipment purchased	(92,937)	(46,891)	(38,516)
Proceeds from property and equipment sold	8,481	2,358	1,925
Settlement of sales price for sale of Workers' Compensation business	—	—	(6,733)
Acquisition of new businesses, net of cash acquired	(561,652)	(151,748)	(7,700)
Net cash used in investing activities	(857,166)	(557,428)	(531,135)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of zero coupon convertible subordinated debentures	—	—	200,823
Net borrowing (repayment) of long-term debt under the revolving credit facility	(15,000)	50,000	(149,788)
Net borrowing of long-term debt under 6 3/8% Notes due 2006	448,974	—	—
Proceeds from issuance of common stock	86,048	95,956	36,565
Common stock repurchased	(7,433)	(174,602)	(291,684)
Net cash provided by (used in) financing activities	512,589	(28,646)	(204,084)
Net increase in cash and cash equivalents	461,587	61,875	94,139
Cash and cash equivalents at beginning of period	566,889	505,014	410,875
Cash and cash equivalents at end of period	$ 1,028,476	$ 566,889	$ 505,014

EXECUTIVE OFFICERS

Leonard D. Schaeffer
Chairman and
Chief Executive Officer

David S. Helwig, FSA
Executive Vice President
Blue Cross of California

Joan E. Herman, FSA, MAAA
Executive Vice President
Senior, Specialty and State
Sponsored Programs

Rebecca A. Kapustay
Executive Vice President
Blue Cross and Blue Shield of Georgia

John A. O'Rourke
Executive Vice President
Central Region

David C. Colby
Executive Vice President and
Chief Financial Officer

Thomas C. Geiser
Executive Vice President and
General Counsel

Woodrow Myers, M.D.
Executive Vice President
and Chief Medical Officer

Alice F. Rosenblatt, FSA, MAAA
Executive Vice President
Integration Planning and Chief Actuary

D. Mark Weinberg
Executive Vice President and
Chief Development Officer

DIRECTORS

W. Toliver Besson
Partner
Paul, Hastings, Janofsky & Walker

Roger E. Birk
Former Chairman and
Chief Executive Officer
Merrill Lynch, Pierce,
Fenner & Smith Incorporated

Sheila P. Burke
Undersecretary for American
Museums & National Programs
Smithsonian Institution

William H. T. Bush
Chairman
Bush O'Donnell & Company, Inc.

Stephen L. Davenport
Former President
D/A Financial Group

Julie A. Hill
Owner
The Hill Companies

Warren Y. Jobe
Former Senior Vice President
Southern Company

Elizabeth A. Sanders
Principal
The Sanders Partnership

Leonard D. Schaeffer
Chairman and Chief Executive Officer
WellPoint Health Networks Inc.

CORPORATE DATA

Corporate Headquarters
1 WellPoint Way
Thousand Oaks, CA 91362
www.wellpoint.com

Independent Public Accountants
PricewaterhouseCoopers LLP
Los Angeles, CA 90071

Investor Contact
John Cygul
Vice President
Investor and Corporate
Communications
(805) 557-6789

WellPoint SEC Filings
All WellPoint SEC Filings are available in WellPoint's online investor information center at www.wellpoint.com/investor_info.

Transfer Agent and Registrar
Mellon Investor Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
(800) 356-2017

Form 10-K Report
Stockholders may receive without charge a copy of the WellPoint Health Networks Inc. Annual Report on Form 10-K as filed with the Securities and Exchange Commission by contacting Investor Relations at the Company's corporate headquarters.

Stock Listing
Common Stock of WellPoint Health Networks Inc. trades on the New York Stock Exchange under the ticker symbol WLP.

Condensed consolidated financial statements are included in the annual report. The complete consolidated financial statements and related notes have been mailed to all stockholders with the proxy materials related to the 2002 Annual Meeting of Stockholders to be held June 27, 2002.

Cautionary Statement: Certain statements contained in this Annual Report are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, rising health care costs and trends affecting medical loss ratios, health care reform and other regulatory issues, difficulties in obtaining regulatory approvals of pending transactions, competition among managed care companies and general business conditions. Additional risk factors are listed from time to time in the Company's various reports filed with the Securities and Exchange Commission, including the Company's *Annual Report on Form 10-K for the year ended December 31, 2001.*

* Blue Cross of California, WellPoint Health Networks Inc., Blue Cross and Blue Shield of Georgia and RightCHOICE Managed Care, Inc. (doing business as Blue Cross and Blue Shield of Missouri) are Independent Licensees of the Blue Cross and Blue Shield Association.

SM Service Mark of WellPoint Health Networks Inc.

® Registered Mark of Massachussetts Mutual Life Insurance Company.

®' Registered Mark of John Hancock Mutual Life Insurance Company.

®* Registered Mark of WellPoint Health Networks Inc.

UNICARE plans are provided by various entities including UNICARE Life & Health Insurance Company, UNICARE Health Plans of the Midwest, Inc. and UNICARE Health Insurance Company of the Midwest.

Baker Designed Communications www.bakerla.com
Photography: Eric Myer
Content: WellPoint Investor and Corporate Communications

WELLPOINT.

1 WellPoint Way / Thousand Oaks, California 91362 / www.wellpoint.com

Vision:

WellPoint will redefine our industry through a new generation of consumer-friendly products that put individuals back in control of their health and financial future.

Mission:

The WellPoint companies provide health security by offering a choice of quality branded health and related financial services designed to meet the changing expectations of individuals, families and their sponsors throughout a lifelong relationship.